Exhibit 10(f)
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Compensation of Directors

         To assist in attaining profitability prior to 2001, Directors of the Corporation and the Bank were compensated for their services as directors solely by the grant of stock options. In June 1996, the Board of Directors adopted a resolution providing that Directors be compensated with stock options each year having a net present value of approximately $17,500 to $20,000 until such time as the Directors are compensated with cash compensation. After analyzing the form and amount of compensation paid to similarly situated companies, the Directors determined that beginning in 2001, Directors would be compensated in the form of cash and grants of stock.

         For 2005, Ms. Betley and Messrs. Cornelius, Frick, Lacy, Lantz, and Stuart each will receive shares of stock in July 2005 worth approximately $10,000 and will be paid $833 per board meeting attended. In addition, for all committee meetings except the audit committee, Directors will be paid $500 per committee meeting attended.

         Members of the audit committee receive $700 per audit committee meeting attended. Ms. Betley, the chairperson of the audit committee, also receives a fee of $2,000 for her service as audit committee chairperson.

         Michael S. Maurer, who is the Chairman of the Board of Directors but is not an employee, received an annual director fee composed of a cash payment equal to $40,000 in January 2005 and will receive a grant of shares of the Corporation equal to $40,000 in July. Mr. Maurer receives no other fees in his capacity as a director.

         Morris L. Maurer and Philip B. Roby were not separately compensated for their services as directors of the Corporation or the Bank.



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